SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Florida East Coast Industries, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

340632108

(CUSIP Number)

Winfred L. Thornton

Alfred I. duPont Testamentary Trust

4600 Touchton Road, East

Building 200, Suite 500

Jacksonville, Florida 32246

(904) 232-4148

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 18 pages)

1.	Names of Reporting Person: I.R.S. Identification No. of above person (entity only) Alfred I. duPont Testamentary Trust

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 11,469,273 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 11,469,273

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,967,101

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 37.81%

14.	Type of Reporting Person* OO

•    SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	Names of Reporting Person: I.R.S. Identification No. of above person (entity only) The Nemours Foundation

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 2,316,657 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 2,316,657

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,967,101

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 37.81%

14.	Type of Reporting Person* OO

•    SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	Names of Reporting Person: I.R.S. Identification No. of above person (entity only) Winfred L. Thornton

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* AF/PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 27,666 8. Shared Voting Power 13,785,930 9. Sole Dispositive Power 27,666 10. Shared Dispositive Power 13,785,930

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,967,101

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 37.81%

Type of Reporting Person* OO

•    SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	Names of Reporting Person: I.R.S. Identification No. of above person (entities only) Wachovia Bank, N.A., subsidiary of Wachovia Corporation, as Corporate Trustee

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 129,969 8. Shared Voting Power 13,785,930 9. Sole Dispositive Power 129,969 10. Shared Dispositive Power 13,785,930

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,967,101

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 37.81%

14.	Type of Reporting Person* OO

•    SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	Names of Reporting Person: I.R.S. Identification No. of above person (entities only) Hugh M. Durden

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 13,785,930 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 13,785,930

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,967,101

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 37.81%

14.	Type of Reporting Person* OO

•    SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	Names of Reporting Person: I.R.S. Identification No. of above person (entities only) John S. Lord

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 13,785,930 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 13,785,930

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,967,101

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 37.81%

14.	Type of Reporting Person* OO

•    SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	Names of Reporting Person: I.R.S. Identification No. of above person (entities only) Herbert H. Peyton

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* AF/PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 22,736 8. Shared Voting Power 13,785,930 9. Sole Dispositive Power 22,736 10. Shared Dispositive Power 13,785,930

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,967,101

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 37.81%

14.	Type of Reporting Person* OO

•    SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	Names of Reporting Person: I.R.S. Identification No. of above person (entities only) John F. Porter, III

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 13,785,930 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 13,785,930

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,967,101

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 37.81%

14.	Type of Reporting Person* OO

•    SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	Names of Reporting Person: I.R.S. Identification No. of above person (entities only) W. T. Thompson, III

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 800 8. Shared Voting Power 13,785,930 9. Sole Dispositive Power 800 10. Shared Dispositive Power 13,785,930

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,967,101

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 37.81%

14.	Type of Reporting Person* OO

•    SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 amends the Statement on Schedule 13D dated October 19, 2000, filed by the Reporting Persons. relating to the Common Stock, no par value (“Common Stock”), of Florida East Coast Industries, Inc., a Florida corporation (the “Issuer”).

Items 2, 4 and 5 are hereby amended and restated in their entirety to read as set forth below. In addition, Item 7 is amended as set forth below.

Item 2.	Identity and Background.

This Amendment is filed on behalf of the Alfred I. duPont Testamentary Trust (the “Trust”), the Nemours Foundation (the “Foundation”), Wachovia Bank, N.A., as Corporate Trustee, Hugh M. Durden, John S. Lord, Herbert H. Peyton, John F. Porter, III, William T. Thompson, III, and Winfred L. Thornton (collectively, the “Reporting Persons”).

The Trust’s and the Foundation’s business address is 4600 Touchton Road, East Building 200, Suite 500, Jacksonville, FL 32246. The Trust was established under the Last Will and Testament of Alfred I. duPont. The Foundation is a non-profit corporation organized under the laws of the State of Florida.

The Trustees of the Trust are Messrs. Lord, Peyton, Porter, Thompson, Thornton and Wachovia Bank, N.A., a subsidiary of Wachovia Corporation, the corporate trustee of the Trust (collectively, the “Trustees”). The individual trustees and Hugh M. Durden, the representative of the Corporate Trustee, constitute the entire Board of Directors of the Foundation. By virtue of their status as trustees and directors, the Trustees and the directors of the Foundation have the power to vote or direct the vote and the power to dispose or direct the disposition of the shares of the Issuer owned by the Trust and the Foundation. Messrs. Lord, Peyton and Thornton are also directors of the Issuer.

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

All of the individuals that are Reporting Persons are citizens of the United States of America. Wachovia Bank, N.A., is a national banking association.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Stock of the Issuer reported herein for investment purposes. Although the Reporting Persons intend to exercise their rights as a significant stockholder, the Reporting Persons currently do not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s articles of incorporation, constitution, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (i) any action similar to any of those enumerated above. The Reporting Persons do not have any plans or proposals which relate to or result in any change in the officers of the Issuer.

Messrs. Lord, Peyton and Thornton are members of the Issuer’s Board of Directors, and the Reporting Persons do not have any plans or proposals to change the number or term of directors. In preparation for the Issuer’s 2004 Annual Meeting held on June 3, 2004, however, the Trust suggested that Mr. Lord be added to the Issuer’s Board of Directors. After interviewing Mr. Lord and other candidates recommended by other shareholders of the Issuer, the Issuer’s Board of Directors determined to increase the size of the Board to 12 members and to nominate Mr. Lord for election as a director. Mr. Lord was elected to the Board at the 2004 Annual Meeting.

Each of the Trust and the Foundation anticipates that, in order to diversify its assets, it will seek to reduce its ownership of Common Stock over the next several years and may do so through one or more of the following: open market sales, private sales, participation in any stock repurchase program undertaken by the Issuer, registered offerings, which may include underwritten offerings, or otherwise. The determination by the Trust and the Foundation to effect any sales of Common Stock, and the timing and amount of any such sales is subject to a number of uncertainties, including the market price of Common Stock, the Issuer’s prospects, and general economic conditions.

As stated above, Messrs. Lord, Peyton and Thornton are directors of the Issuer, and by serving in that capacity may explore actions and transactions that may be advantageous to the Issuer, including but not limited to possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Issuer. However, Messrs. Lord, Peyton and Thornton do not currently have any plans or proposals that relate to or would result in any of the actions listed in (a) through (i) above.

Item 5.	Interest in Securities of the Issuer.

(a) As of the close of business on the date hereof, the Trust directly owned 11,469,273 shares of Common Stock, which represented 31.2% of the issued and outstanding shares of Common Stock. As of such date, the Foundation directly owned 2,316,657 shares of Common Stock, which represented 6.3% of the outstanding Common Stock. By virtue of their status as trustees and directors, the Trustees and the directors of the Foundation may be deemed to have indirect beneficial ownership of Common Stock owned by the Trust and the Foundation. In addition, as of such date, Mr. Thornton beneficially owns 27,666 shares of Common Stock (including 20,241 shares as to which Mr. Thornton has the right to acquire and 2,583 shares held in a retirement account for his benefit), and Mr. Peyton beneficially owns 22,736 shares of Common Stock (including 17,600 shares as to which Mr. Peyton has the right to acquire). In addition, as of such date, Wachovia Bank, N.A., may be deemed to have beneficial ownership over 129,969 shares of Common Stock of the Issuer held in fiduciary and investment capacities. Pursuant to Rule 13d-3, as of such date, the Reporting Persons may be deemed to beneficially own an aggregate of 13,965,787 shares of Common Stock, or approximately 37.81 percent of the Common Stock outstanding.

(b) By virtue of their status as trustees and directors, the Trustees and the directors of the Foundation have the power to vote or direct the vote (to the extent votable) and the power to dispose or direct the disposition of the shares of Common Stock owned by the Trust and the Foundation. Mr. Thornton has the sole power to vote and dispose of the other shares of Common Stock that he beneficially owns. Mr. Peyton has the sole power to vote or direct the vote and dispose or direct the disposition of the other shares of Common Stock that he beneficially owns. Wachovia Bank, N.A., has sole voting and dispositive power over the other shares of Common Stock beneficially owned by it.

(c) In the sixty days prior to the filing of this Schedule 13D, none of the Reporting Persons effected any transactions in the Issuer’s Common Stock.

Item 7.	Material to be Filed as Exhibits.

This Item 7 is hereby amended by adding the following:

“3. Amended and Restated Joint Filing Agreement.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2004

ALFRED I. duPONT TESTAMENTARY TRUST

By:	/s/ Winfred L. Thornton

Winfred L. Thornton Trustee

THE NEMOURS FOUNDATION

By:	/s/ W. T. Thompson, III

W. T. Thompson, III Trustee

WACHOVIA BANK, N.A., as Corporate Trustee

By:	/s/ Charlotte A. Borland

Charlotte A. Borland Senior Vice President

/s/ Hugh M. Durden

Hugh M. Durden, Individually

/s/ John S. Lord

John S. Lord, Individually

/s/ Herbert H. Peyton

Herbert H. Peyton, Individually

/s/ John F. Porter, III

John F. Porter, III, Individually

/s/ W. T. Thompson, III

W. T. Thompson, III, Individually

/s/ Winfred L. Thornton

Winfred L. Thornton, Individually

JOINT FILING AGREEMENT FOR SCHEDULE 13D

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any amendments thereto) with respect to the Common Stock, no par value, of Florida East Coast Industries, Inc., and further that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 4th day of June, 2004.

THE ALFRED I. DUPONT TESTAMENTARY TRUST

By:	/s/ Winfred L. Thornton

Winfred L. Thornton, Chairman

THE NEMOURS FOUNDATION

By:	/s/ W. T. Thompson, III

W. T. Thompson, III, Chairman

WACHOVIA BANK, N. A., as Corporate Trustee

By:	/s/ Charlotte A. Borland

Charlotte A. Borland Senior Vice President

/s/ Hugh M. Durden

Hugh M. Durden, Individually

/s/ John S. Lord

John S. Lord, Individually

/s/ Herbert H. Peyton

Herbert H. Peyton, Individually

/s/ John F. Porter, III

John F. Porter, III, Individually

/s/ W. T. Thompson, III

W. T. Thompson, III, Individually

/s/ Winfred L. Thornton

Winfred L. Thornton, Individually